APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

The High End Holding Company, LLC
Income Statement - unaudited
For the periods ended 12/31/22

(Derived from Quickbooks Income + Expense Report - Additional Line Items in Blue)

	Current Period 01/01/22- 12/31/22	Prior Period 01/01/20 - 12/31/21
REVENUES		
Sales	$ -	$ -
Other Revenue	-	-
TOTAL REVENUES	**-**	**-**
COST OF GOODS SOLD		
Cost of Sales	-	-
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	**-**	**-**
GROSS PROFIT (LOSS)	**-**	**-**
OPERATING EXPENSES		
Advertising and Promotion (incl. PR)	-	3,323.82
Bank Service Charges	175.00	573.87
Business Licenses and Permits	-	1,540.00
Computer and Internet	-	-
Depreciation	-	-
Dues and Subscriptions	-	-
Postage and Delivery	-	11.00
Other Business Expense	957.51	367.78
Property Insurance	6,169.48	8,401.29
Repairs and Maintenance	698.92	2,003.47
Real Estate Taxes and Licenses	11,555.84	8,062.21
State Taxes	-	300.00
Meals and Entertainment	1,732.39	1,769.92
Miscellaneous Expense	-	-
Office Supplies + Software	3,867.48	9,064.36
Payroll Processing	-	-
Professional Services - Legal, Accounting and Consultants	4,407.40	51,453.57
Occupancy	-	-
Rental Payments	-	10,000.00
Salaries	-	-

Payroll Taxes and Benefits	-	-
Travel and Auto Expense	252.85	1,366.67
Utilities	1,500.00	10,094.30
Research & Development	300.00	630.00
Website Development	-	-
Charitable Contributions	-	500.00
TOTAL OPERATING EXPENSES	31,616.87	109,462.26
OPERATING PROFIT (LOSS)	(31,616.87)	(109,462.26)
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET OPERATING INCOME (LOSS)	$ (31,616.87)	$ (109,462.26)

The High End Holding Company, LLC
Balance Sheet - unaudited
For the period ended 12/31/22

(Derived from 2022 Form 3 - Additional Line Items from Tax Doc in Blue)

	Current Period	Prior Period
	31-Dec-22	31-Dec-21
ASSETS		
Current Assets:		
Cash	$ 1,181.00	$ 1,256.00
Petty Cash		-
Accounts Receivables	-	-
Inventory	-	-
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Other Current Assets	8,900.00	8,900.00
Total Current Assets	10,081.00	10,156.00
Fixed Assets:		
Land	-	-
Buildings	423,381.00	412,081.00
Furniture and Equipment	-	-
Computer Equipment	-	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	423,381.00	412,081.00
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	19,800.00	19,800.00
Total Other Assets	19,800.00	19,800.00
TOTAL ASSETS	$ 453,262.00	$ 442,037.00
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	38,697.00	-
Current Portion of Long-Term Debt	-	-
Total Current Liabilities	38,697.00	-
Long-Term Liabilities:		
Notes Payable		
Loans from Partners	311,250.00	311,250.00
Mortgage Payable	-	-
Less: Current portion of Long-term debt	-	-
Total Long-Term Liabilities	311,250.00	311,250.00
EQUITY		
Capital Stock/Partner's Equity	103,315.00	130,787.00
Opening Retained Earnings	-	-
Dividends Paid/Owner's Draw	-	-
Net Income (Loss)	-	-
Total Equity	103,315.00	130,787.00
TOTAL LIABILITIES & EQUITY	$ 453,262.00	$ 442,037.00
Balance Sheet Check	-	-

The High End Holding Company, LLC
Statement of Cash Flow - unaudited
For the period ended 12/31/22

(Derived from Quickbooks Cash Flows Report - Additional Line Items in Blue)

	Current Period	Prior Period
	1/1/21 - 12/31/22	**1/1/21 - 12/31/21**
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	(31,617)	(109,462)
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	23,883
Credit Cards Payable	-	-
Total Adjustments	-	23,883
Net Cash Flows From Operating Activities	(31,617)	(85,580)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Building Improvements	(11,300)	-
Net Cash Flows From Investing Activities	(11,300)	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Notes Payable	-	73,750
Member's Distributions	-	13,800
Member's Contributions	100	(60,174)
Offering Costs	-	-
Owner's Pay & Personal Expenses	-	59,460
Net Cash Flows From Financing Activities	100	86,836
NET INCREASE (DECREASE) IN CASH	(42,817)	1,256
CASH - BEGINNING	1,256	
CASH - ENDING	(41,561)	1,256

I, Helen T. Gomez, certify that:

1. The financial statements of The High End Holding Company, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of The High End Holding Company, LLC included in this Form reflects accurately the information reported on the tax return for The High End Holding Company, LLC for the fiscal years ended 2021 and 2022 (most recently available as of the Date of this Form C).

Signature   _____

Name: Helen T. Gomez

Title: Managing Member